Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT THE ISRAELI SERIES A BONDHOLDERS OF PLAZA TRIGGERS THE IMMEDIATE REPAYMENT OF THE ENTIRE OUTSTANDING DEBT

Tel Aviv, Israel, December 21, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that Plaza Centers N.V ("Plaza") announced that the Israeli Series A bondholders triggered the immediate repayment of the entire outstanding debt under the Series A trust deed.

Further to the Company's announcement dated December 14, 2017 (regarding the Israeli court order that the mandatory repayment amounts due to Plaza's Israeli series A bondholders and Plaza's Israeli series B bondholders should be allocated according to the ratios set out in Plaza’s restructuring plan), Plaza announced its intends to examine in the upcoming days how to treat the remainder of the funds, which were not allocated in the last repayment date, due to such changes in the circumstances.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial Centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale (ii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iii) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com